UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2007
Commission File Number: 001-16829
Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A
     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
*	Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Bayer Group Key Data

	1st Quarter	1st Quarter		Full Year
€ million	2006	2007	Change	2006

Net sales	6,791	8,335	+ 22.7%	28,956

Change in sales
Volume	+ 4%	+ 8%		+ 5%
Price	+ 1%	0%		0%
Currency	+ 5%	– 5%		0%
Portfolio	+ 1%	+ 20%		+ 12%

EBITDA[1]	1,436	1,774	+ 23.5%	4,675
Special items	(128)	(216)		(909)
EBITDA before special items	1,564	1,990	+ 27.2%	5,584

EBITDA margin before special items	23.0%	23.9%		19.3%

EBIT[2]	1,049	1,175	+ 12.0%	2,762
Special items	(128)	(200)		(717)
EBIT before special items	1,177	1,375	+ 16.8%	3,479

EBIT margin before special items	17.3%	16.5%		12.0%

Non-operating result	(210)	(218)	– 3.8%	(782)

Net income	600	2,809	•	1,683
Earnings per share (€)[3]	0.82	3.44		2.22
Core earnings per share (€)[4]	1.01	1.26		3.24

Gross cash flow[5]	1,089	1,411	+ 29.6%	3,913

Net cash flow[6]	38	375	•	3,928

Cash outflows for capital expenditures	419	201	– 52.0%	1,876

Research and development expenses	414	625	+ 51.0%	2,297

Depreciation and amortization	387	599	+ 54.8%	1,913

Number of employees at end of period[7]	82,400	105,100		106,000
Personnel expenses	1,486	1,898	+ 27.7%	6,630

2006 figures restated

[1]	ebitda = ebit plus amortization of intangible assets and depreciation of property, plant and equipment. ebitda, ebitda before special items and ebitda margin are not defined in the International Financial Reporting Standards and should therefore be regarded only as supplementary information. The company considers underlying ebitda to be a more suitable indicator of operating performance since it is not affected by depreciation, amortization, write-downs/write-backs or special items. The company also believes that this indicator gives readers a clearer picture of the results of operations and ensures greater comparability of data over time. The underlying ebitda margin is calculated by dividing underlying ebitda by sales.

[2]	ebit as shown in the income statement

[3]	Earnings per share as defined in IAS 33 = net income divided by the average number of shares. For details see page 37.

[4]	Core earnings per share is not defined in the International Financial Reporting Standards and should therefore be regarded only as supplementary information. The company believes that this indicator gives readers a clearer picture of the results of operations and ensures greater comparability of data over time. The calculation of core earnings per share is explained on page 30.

[5]	Gross cash flow = income after taxes from continuing operations plus income taxes, plus/minus non-operating result, minus income taxes paid, plus depreciation, amortization and write-downs, minus write-backs, plus/minus changes in pension provisions, minus gains/plus losses on retirements of noncurrent assets, plus non-cash effects of the remeasurement of acquired assets. The change in pension provisions includes the elimination of non-cash components of the operating result. It also contains benefit payments during the year. For details see page 21f.

[6]	Net cash flow = cash flow from operating activities according to IAS 7

[7]	Number of employees in full-time equivalents

Interim Report as of March 31, 2007
Jump in HealthCare sales and earnings
Bayer: excellent start to 2007
•	All subgroups on course for growth — sales up 22.7 percent to €8.3 billion

•	EBITDA before special items climbs 27.2 percent to €2.0 billion

•	EBIT before special items moves ahead 16.8 percent to €1.4 billion

•	Group net income improves from €0.6 billion to €2.8 billion

•	Net debt reduced by €4.8 billion
Overview of Sales, Earnings and Financial Position
Bayer got off to an excellent start in 2007, substantially improving on its strong performance in the prior-year quarter. Sales rose by 22.7 percent to €8,335 million (Q1 2006: €6,791 million). Revenues for the first three months of 2007 include €1,410 million in sales of the acquired products of Schering, Berlin, Germany. When adjusted for the effects of exchange rate shifts and portfolio changes, sales rose by 7.5 percent, with HealthCare (+7.9 percent), CropScience (+5.9 percent) and MaterialScience (+9.4 percent) all contributing to the increase.
The Group’s ebitda before special items advanced by 27.2 percent to €1,990 million (Q1 2006: €1,564 million). The figure for HealthCare jumped by 103.9 percent to €948 million (Q1 2006: €465 million), mainly in light of the Schering AG acquisition and a solid performance by Consumer Health. At CropScience there was a 6.0 percent improvement to €584 million (Q1 2006: €551 million), particularly as a result of higher volumes and improved cost structures. ebitda before special items of MaterialScience fell by 24.1 percent from the high level of the prior-year quarter, to €409 million (Q1 2006: €539 million), largely due to increased raw material costs.

Interim Report as of March 31, 2007
ebit before special items advanced by 16.8 percent in the first quarter of 2007, to €1,375 million (Q1 2006: €1,177 million). Earnings were diminished by special charges of €200 million (Q1 2006: €128 million). The acquisition and integration of Schering, Berlin, Germany, led to special charges of €139 million. Special charges of €61 million were incurred for restructuring at CropScience, MaterialScience and Bayer Industry Services. After special items, ebit of the Bayer Group moved ahead by 12.0 percent to €1,175 million (Q1 2006: €1,049 million).
After a non-operating result of minus €218 million (Q1 2006: minus €210 million), pre-tax income came in at €957 million (Q1 2006: €839 million). The non-operating result contained net interest expense of €156 million (Q1 2006: €143 million). Here it should be noted that interest charges for the same period of the previous year were boosted by one-time effects, while financing costs in the first quarter of 2007 rose due to acquisitions. After tax expense of €301 million (Q1 2006: €277 million), income after taxes from continuing operations rose to €656 million (Q1 2006: €562 million).
Income after taxes from discontinued operations was €2.2 billion, including divestment gains of €2.1 billion for the Diagnostics business and €0.1 billion for H.C. Starck.
After minority stockholders’ interest, net income of the Bayer Group amounted to €2,809 million (Q1 2006: €600 million). Earnings per share came to €3.44 (Q1 2006: €0.82).

Gross cash flow improved by 29.6 percent from the prior-year quarter, to €1,411 million (Q1 2006: €1,089 million), due to the strong growth in business and the inclusion of Schering, Berlin, Germany. Net cash flow rose by €337 million to €375 million (Q1 2006: €38 million). The total net cash flow including discontinued operations was €413 million.
Net debt declined by €4.8 billion to €12.8 billion in the first quarter of 2007, due particularly to the proceeds from the divestments of the Diagnostics business and H.C. Starck.
Provisions for pensions and other post-employment benefits declined by €0.4 billion compared with December 31, 2006, to €6.2 billion, mainly because of higher capital market interest.

Interim Report as of March 31, 2007
Future Perspectives
Economic outlook
For 2007 we continue to expect the global economy to grow at a rate that is considerably faster than the long-term average. In our opinion, the economic slowdown in the United States will only have a moderate effect on the global economy. Robust growth in Europe and also in the emerging economies of Asia and Latin America is expected to compensate for the weakness in the United States. Although we anticipate that the global economy will maintain its current momentum, risks could result from continuing imbalances in the world economy. It is also very difficult to predict the development of oil prices. We therefore expect a positive trend across the MaterialScience market sectors, although the extent of this trend will vary from region to region. The global crop protection market is expected to expand compared to the previous year. We do not expect a major change in the performance of the pharmaceuticals market compared to the prior year.
Bayer Group sales and earnings forecast
In light of the very successful start to 2007, we confirm our positive outlook for the year. At the present time we are not altering the guidance we issued in March. For the full year we therefore continue to target more than 10 percent growth in both Group sales and underlying ebitda, along with a slight increase in the underlying ebitda margin.
We remain confident of the trend in our HealthCare business. For the year as a whole we intend to grow with or faster than the market in all divisions and improve the underlying ebidta margin toward 24 percent.
The market environment for our CropScience business in the first quarter was positive as expected. Provided market conditions do not significantly deteriorate, we continue to expect that we will grow slightly faster than the market and improve the underlying ebitda margin toward 22 percent.
Following the anticipated strong start to the year, MaterialScience plans to achieve further volume growth in 2007 and expects to sustain a good, value-creating earnings level. Underlying ebitda in the second quarter is expected to be roughly on par with the first quarter.
Performance by Subgroup and Segment
Changes in corporate structure
Our business activities are grouped into the HealthCare, CropScience and MaterialScience subgroups.
As of March 31, 2007, our interest in the voting capital of Bayer Schering Pharma AG, Berlin, Germany, amounted to 96.3 percent. The acquired business of Schering, Berlin, Germany, is included in the Pharmaceuticals segment of the HealthCare subgroup as of June 23, 2006. This business is not included in the figures for the first quarter of 2006.

Interim Report as of March 31, 2007
The names “Bayer Schering Pharma” or “Schering” as used in this report always refer to Bayer Schering Pharma AG, Berlin, Germany, or its predecessor, Schering AG, Berlin, Germany, respectively. The reference to Bayer Schering Pharma AG or Schering AG also includes business conducted by affiliated entities in countries outside Germany. Bayer Schering Pharma AG and Schering-Plough Corporation, New Jersey, United States, are unaffiliated companies that have been totally independent of each other for many years.
The commentaries in this report relate exclusively to continuing operations, except where specific reference is made to discontinued operations or to a total value (total). The Diagnostics Division and H.C. Starck, both now divested, and the Wolff Walsrode activities, divestment of which is pending, are reported as discontinued operations. The prior-year data are restated accordingly.
Key Data by Subgroup and Segment

			EBIT		EBITDA		EBITDA margin
	Sales		before special items*		before special items*		before special items*
	1st Quarter	1st Quarter	1st Quarter	1st Quarter	1st Quarter	1st Quarter	1st Quarter	1st Quarter
€ million	2006	2007	2006	2007	2006	2007	2006	2007

HealthCare	2,203	3,610	385	624	465	948	21.1%	26.3%
Pharmaceuticals	1,148	2,495	207	420	246	711	21.4%	28.5%
Consumer Health	1,055	1,115	178	204	219	237	20.8%	21.3%

CropScience	1,771	1,786	408	447	551	584	31.1%	32.7%
Crop Protection	1,413	1,434	285	343	406	461	28.7%	32.1%
Environmental Science, BioScience	358	352	123	104	145	123	40.5%	34.9%

MaterialScience	2,486	2,608	423	291	539	409	21.7%	15.7%
Materials	710	739	132	38	170	80	23.9%	10.8%
Systems	1,776	1,869	291	253	369	329	20.8%	17.6%

Reconciliation	331	331	(39)	13	9	49	2.7%	14.8%

Continuing operations	6,791	8,335	1,177	1,375	1,564	1,990	23.0%	23.9%

2006 figures restated

*	for definition see Bayer Group Key Data on page 2, also page 28.
Sales by Segment in Percent, 1st Quarter 2007 (Q1 2006 in parentheses)

Interim Report as of March 31, 2007
Bayer HealthCare
Sales of the Bayer HealthCare subgroup rose in the first quarter by 63.9 percent, or €1,407 million, to €3,610 million. The acquired business of Schering, Berlin, Germany, contributed €1,410 million to this figure. Currency- and portfolio-adjusted sales improved by 7.9 percent, due particularly to the gratifying trend in our Consumer Health segment.
ebitda before special items for this subgroup climbed by 103.9 percent to €948 million (Q1 2006: €465 million). Underlying ebit advanced by €239 million to €624 million (Q1 2006: €385 million). The special items totaling minus €139 million in our HealthCare business resulted from charges connected with the integration of Schering, Berlin, Germany. ebit of Bayer HealthCare moved ahead by €106 million, or 28.0 percent, to €485 million.
Pharmaceuticals
Sales of our Pharmaceuticals segment rose by €1,347 in the first quarter of 2007, to a total of €2,495 million (Q1 2006: €1,148 million), with the acquired business of Schering, Berlin, Germany, accounting for €1,410 million. Adjusted for currency and portfolio changes, sales expanded by 4.6 percent. Sharply higher sales of Nexavar® and Levitra® more than offset the expected decline for Cipro®/Ciprobay®.
The figures for the first quarter of 2006 do not contain the business of Schering, Berlin, Germany, acquired in June 2006. The commentaries given below on business developments related to the acquired products include comparisons with data for the first quarter of 2006 that were prepared by Schering AG, Berlin, Germany, and do not form part of the Bayer Group financial statements. We refer to those figures as “pro forma.” The acquired Schering business posted dynamic currency- and portfolio-adjusted sales growth of more than 5 percent.
Sales of the Primary Care business unit in the first three months of 2007 dipped by 1.8 percent to €773 million, but rose by 1.5 percent on a currency- and portfolio-adjusted basis. On a currency-adjusted basis, business with Levitra® developed particularly well, expanding by 14.7 percent, while sales of Avalox®/Avelox® also improved slightly in the first quarter, advancing by 3.8 percent. Increasing competition from generic products led to a marked decline for Cipro®/Ciprobay®, with sales dropping by 15.0 percent when adjusted for shifts in currency parities.
In our Women’s Healthcare business unit, we achieved sales of €627 million in the first quarter. The main growth drivers were the oral contraceptives of the Yasmin®/yaz®/ Yasminelle® product line, sales of which rose by 41.1 percent (pro forma) when adjusted for currency changes. This positive performance was due particularly to the launch of Yasminelle® in Europe and of yaz® in the United States and Latin America. In January, the u.s. Food and Drug Administration (fda) expanded the registration for yaz®, which can now be used in the United States to treat moderately severe acne in women. Currency-adjusted sales of our intra-uterine system Mirena® also advanced by a pleasing 25.0 percent (pro forma) thanks mainly to strong growth in the United States.

Interim Report as of March 31, 2007

Bayer HealthCare	1st Quarter	1st Quarter	Change
€ million	2006	2007	%

Net sales	2,203	3,610	+ 63.9
EBITDA[1]	459	783	+ 70.6
Special items	(6)	(165)
EBITDA before special items[2]	465	948	+ 103.9
EBITDA margin before special items	21.1%	26.3%
EBIT[1]	379	485	+ 28.0
Special items	(6)	(139)
EBIT before special items[2]	385	624	+ 62.1
Gross cash flow[1]	292	557	+ 90.8
Net cash flow[1]	43	383	•

2006 figures restated

[1]	for definition see Bayer Group Key Data on page 2

[2]	for definition see also page 28

Pharmaceuticals	1st Quarter	1st Quarter	Change
€ million	2006	2007	%

Sales	1,148	2,495	+ 117.3
Primary Care[1]	787	773	-1.8
Women’s Healthcare	•	627	•
Diagnostic Imaging (including Medrad)	•	307	•
Specialized Therapeutics	•	303	•
Hematology/Cardiology	327	268	-18.0
Oncology[2]	34	159	•
Dermatology (Intendis)	•	58	•

EBITDA[3]	241	546	+ 126.6
Special items	(5)	(165)
EBITDA before special items[4]	246	711	+ 189.0
EBITDA margin before special items	21.4%	28.5%

EBIT[3]	202	281	+ 39.1
Special items	(5)	(139)
EBIT before special items[4]	207	420	+ 102.9

Gross cash flow[3]	162	390	+ 140.7
Net cash flow[3]	(11)	279	•

2006 figures restated

[1]	Schering andrology business not included in Q1 2006

[2]	Schering oncology business not included in Q1 2006

[3]	for definition see Bayer Group Key Data on page 2

[4]	for definition see also page 28

Interim Report as of March 31, 2007
Sales of the Diagnostic Imaging business unit came to €307 million. Currency-adjusted sales of Magnevist® rose by 11.8 percent (pro forma), while those of Ultravist® fell by 20.8 percent (pro forma) from the prior-year quarter. Having voluntarily withdrawn the 370 mgI/ml formulation of Ultravist® in the summer of 2006, we resumed sales of this product in numerous countries in the first quarter of 2007. We expect to quickly proceed with distribution of this product in the remaining countries as well.
Sales of the Specialized Therapeutics business unit amounted to €303 million. Currency-adjusted sales of our top product Betaferon®/Betaseron® to treat multiple sclerosis (ms) expanded by 9.9 percent (pro forma) in the first quarter. To safeguard our Betaseron® business, we signed an agreement with Novartis in March 2007 to acquire the biologics manufacturing facility in Emeryville, California, currently used to produce Betaseron®. The acquisition is subject to the approval of the antitrust authorities. According to the terms of the agreement, Bayer will make a one-time payment to Novartis of approximately us$ 110 million for the production facility, including the Biologics License Application (bla). Bayer Schering Pharma will continue to pay Novartis royalties equivalent to those being paid currently on net sales of Betaseron® manufactured by Bayer at the Emeryville facilities until the original agreement with Novartis expires in October 2008. After this date, no more royalties will be due to Novartis on the sales of Betaseron®. Bayer Schering Pharma will also acquire the existing inventories. In return, Novartis will receive a license to establish its own brand based on interferon beta-1b starting in 2009. When it is approved by the health authorities, Bayer Schering Pharma will manufacture the product for Novartis from 2009 forward and receive in return a low double-digit percentage royalty from Novartis.
Sales of the Hematology/Cardiology business unit fell by 18.0 percent to €268 million, mainly due to termination of the plasma distribution agreements for Canada and Germany. Adjusted for currency and portfolio changes, business was up by 3.7 percent. Currency-adjusted sales of Kogenate® advanced by 3.2 percent in the first quarter. At the end of January 2007, the European Commission granted an additional registration authorizing the use of Kogenate® for continuous infusion in hemophilia a patients undergoing major surgery. Currency-adjusted sales of Trasylol® declined by 4.4 percent. Two separate observational studies reported on a possible correlation between the administration of Trasylol® (aprotinin), our product for use during open-heart surgery, and severe renal dysfunction and vasoconstriction (myocardial infarction and stroke). A follow-up study to one of them reported on a possible correlation between administration of this product and increased long-term mortality. Based on our study data and many years of experience with Trasylol®, Bayer believes that this product is a safe and effective medicine when used correctly. We are currently cooperating closely with the relevant regulatory authorities to resolve the questions that have arisen.

Interim Report as of March 31, 2007

				Currency-
				adjusted
Best-Selling Pharmaceutical Products	1st Quarter	1st Quarter	Change	change
€ million	2006	2007	%	%

Betaferon®/Betaseron®* (Specialized Therapeutics)	•	244	•	•
Yasmin®/YAZ®/Yasminelle®* (Women’s Healthcare)	•	240	•	•
Kogenate® (Hematology/Cardiology)	204	201	-1.5	+ 3.2
Adalat® (Primary Care)	157	145	-7.6	-0.9
Avalox®/Avelox® (Primary Care)	130	128	-1.5	+ 3.8
Cipro®/Ciprobay® (Primary Care)	132	108	-18.2	-15.0
Levitra® (Primary Care)	78	84	+ 7.7	+ 14.7
Mirena®* (Women’s Healthcare)	•	81	•	•
Magnevist®* (Diagnostic Imaging)	•	80	•	•
Glucobay® (Primary Care)	77	72	-6.5	-1.2
Total	778	1,383	+ 77.8	+ 87.1
Proportion of Pharmaceuticals sales	68%	55%

Products ranked by Q1 2007 sales
* acquired Schering AG product

				Currency-
				adjusted
Best-Selling Schering Products (pro forma)	1st Quarter	1st Quarter	Change	change
€ million	2006	2007	%	%

Betaferon®/Betaseron® (Specialized Therapeutics)	232	244	+ 5.2	+ 9.9
Yasmin®/YAZ®/Yasminelle® (Women’s Healthcare)	180	240	+ 33.3	+ 41.1
Mirena® (Women’s Healthcare)	68	81	+ 19.1	+ 25.0
Magnevist® (Diagnostic Imaging)	76	80	+ 5.3	+ 11.8

Interim Report as of March 31, 2007
Our Oncology business unit lifted sales by €125 million to €159 million. Included in this figure is €98 million in sales of the acquired oncology business of Schering AG, Berlin, Germany, which mainly comprises the key products Fludara® and Campath®. Currency- and portfolio-adjusted sales rose by 83.6 percent. Our new cancer drug, Nexavar®, first launched in December 2005, performed very well in the market, with sales of €47 million (Q1 2006: €20 million). Study results for Nexavar® in liver cancer are also very promising. The phase iii study involving patients with advanced hepatocellular carcinoma reached its primary endpoint. Overall survival was significantly extended in patients treated with Nexavar®. Furthermore, Bayer plans to expand the registration of Campath®, developed jointly by Bayer and Genzyme, to include first-line treatment of b-cell chronic lymphocytic leukemia (b-cll). Genzyme submitted the required supplemental license application to the fda on March 19, 2007 and to the European Medicines Agency (emea) on April 4, 2007.
The Dermatology (Intendis) business unit had sales of €58 million. Currency-adjusted sales of the principal products Skinoren® and Advantan® rose by 16.5 percent and 1.8 percent (pro forma), respectively.
ebitda of the Pharmaceuticals segment before special items advanced to €711 million in the first quarter of 2007, from €246 million in the same period of last year. This sharp increase is mainly due to the earnings contribution from the acquired business of Schering, Berlin, Germany, and to improved cost structures, including synergies already realized. ebit before special items rose by €213 million, or 102.9 percent, to €420 million. The special charges of €139 million in the Pharmaceuticals segment resulted from expenses for the acquisition and integration of Schering. ebit moved ahead by €79 million, or 39.1 percent, to €281 million.
Consumer Health
All divisions contributed to the gratifying performance of our Consumer Health segment, where sales improved by 5.7 percent to €1,115 million (Q1 2006: €1,055 million). On a currency-adjusted basis, business expanded by a substantial 11.4 percent.
Sales in the Consumer Care Division rose by 2.6 percent to €659 million (Q1 2006: €642 million), or by 8.1 percent on a currency-adjusted basis. Among our top products, Aleve® performed particularly well, with sales up 40.9 percent when adjusted for changes in currency parities, thanks mainly to the launch of Aleve® Liquid Gels in the United States.
There was a significant increase in sales of the Diabetes Care Division, where business improved by 17.1 percent to €226 million (Q1 2006: €193 million), due primarily to a strong performance by our blood glucose monitoring systems Ascensia® Contour® and Ascensia® Breeze®, which replace the older Elite® systems in the Ascensia® product family. Currency-adjusted sales of the division improved by an even more gratifying 23.0 percent.
Sales of the Animal Health Division rose by 4.5 percent to €230 million (Q1 2006: €220 million), or by 11.2 percent when adjusted for currency changes. The increase was primarily due to the encouraging performance of our Advantage® product line, especially in North America, sales of which rose 35.5 percent on a currency-adjusted basis.

Interim Report as of March 31, 2007
ebitda of the Consumer Health segment before special items grew by €18 million, or 8.2 percent, in the first quarter of 2007, to €237 million. Higher earnings resulting from the growth in sales more than offset an increase in marketing expenses to support the new product launches planned for 2007. ebit before special items advanced by 14.6 percent to €204 million (Q1 2006: €178 million). After special items, ebit improved by 15.3 percent to €204 million (Q1 2006: €177 million).

Consumer Health	1st Quarter	1st Quarter	Change
€ million	2006	2007	%

Net sales	1,055	1,115	+ 5.7
Consumer Care	642	659	+ 2.6
Diabetes Care	193	226	+ 17.1
Animal Health	220	230	+ 4.5

EBITDA*	218	237	+ 8.7
Special items	(1)	0
EBITDA before special items	219	237	+ 8.2
EBITDA margin before special items	20.8%	21.3%

EBIT*	177	204	+ 15.3
Special items	(1)	0
EBIT before special items	178	204	+ 14.6

Gross cash flow*	130	167	+ 28.5
Net cash flow*	54	104	+ 92.6

    2006 figures restated
* for definition see Bayer Group Key Data on page 2

				Change
				currency-
Best-Selling Consumer Health Products	1st Quarter	1st Quarter	Change	adjusted
€ million	2006	2007	%	%

Ascensia® product line (Diabetes Care)	190	223	+ 17.4	+ 23.8
Aspirin®* (Consumer Care)	116	113	-2.6	+ 2.3
Advantage® product line (Animal Health)	59	75	+ 27.1	+ 35.5
Aleve®/naproxen (Consumer Care)	53	69	+ 30.2	+ 40.9
Canesten® (Consumer Care)	41	43	+ 4.9	+ 7.3
Baytril® (Animal Health)	40	40	0.0	+ 2.8
Bepanthen®/Bepanthol® (Consumer Care)	35	36	+ 2.9	+ 5.1
Supradyn® (Consumer Care)	35	33	-5.7	-3.2
One-A-Day® (Consumer Care)	30	31	+ 3.3	+ 12.1
Rennie® (Consumer Care)	26	27	+ 3.8	+ 5.4
Total	625	690	+ 10.4	+ 16.1
Proportion of Consumer Health sales	59%	62%

*	Total Aspirin® sales = €167 million (Q1 2006: €164 million), including Aspirin® Cardio, which is reflected in sales of the Pharmaceuticals segment

Interim Report as of March 31, 2007
Bayer CropScience
Sales of our CropScience subgroup, at €1,786 million, showed a slight year-on-year increase (Q1 2006: €1,771 million). Adjusted for currency and portfolio changes, business expanded by a gratifying 5.9 percent.
ebitda before special items advanced by €33 million, or 6.0 percent, to €584 million. The combined effect of higher volumes and cost savings more than offset the pressure on margins from adverse shifts in currency parities. ebit before special items improved by €39 million, or 9.6 percent, to €447 million. Earnings were held back by special charges related to the restructuring project initiated in 2006. First-quarter ebit was steady at €408 million.
Crop Protection
First-quarter sales in the Crop Protection segment grew to €1,434 million (Q1 2006: €1,413 million). When adjusted for currency and portfolio changes, sales moved ahead 6.5 percent. The early start to the season in Europe, the increased cultivation of plants for the production of biofuels and internationally high prices for crop commodities led to growth in business, particularly in the Seed Treatment, Herbicides and Fungicides business units.
Sales of the Insecticides business unit fell by €37 million to €311 million. When adjusted for currency and portfolio changes, sales decreased by 4.2 percent. The decline should be viewed in light of the impact on our North American business of factors including a shift from soil- and foliar-applied insecticides to seed treatment products in the first quarter of this year. Sales in Europe increased, thanks mainly to a strong performance by our new insecticide Biscaya®.
Sales of the Fungicides business unit grew by 1.6 percent in the first quarter of 2007, to €384 million. On a currency-adjusted basis, the increase amounted to 4.2 percent. Buoyed by the trend in Europe, sales of our new cereal fungicides Proline® and Fandango®, in particular, made good gains. Business with our Flint® line of fungicide products benefited from a recovery in the Latin American market. The downward sales trend for our Folicur® product line was largely the result of a drop in business in the United States. Sales were hampered by the fact that our customers had built up substantial precautionary inventories in 2005/2006 for the prevention of Asian rust in soybeans. Another factor was the planned switch to the active ingredient prothioconazole, which received marketing authorization in the United States at the end of the first quarter of 2007.
Sales of the Herbicides business unit advanced by 3.3 percent to €568 million, with currency-adjusted growth amounting to 7.2 percent. The main reason for the improvement was the strong performance of our young cereal herbicides Atlantis®, Hussar® and Sekator®, particularly in Europe.

Interim Report as of March 31, 2007

Bayer CropScience	1st Quarter	1st Quarter	Change
€ million	2006	2007	%

Net sales	1,771	1,786	+ 0.8

EBITDA*	551	548	– 0.5
Special items	0	(36)
EBITDA before special items	551	584	+ 6.0

EBITDA margin before special items	31.1%	32.7%

EBIT*	408	408	0.0
Special items	0	(39)
EBIT before special items	408	447	+ 9.6

Gross cash flow*	387	369	– 4.7
Net cash flow*	(350)	(238)	+ 32.0

* for definition see Bayer Group Key Data on page 2

				Currency-
				adjusted
Best-Selling Bayer CropScience Products*	1st Quarter	1st Quarter	Change	change
€ million	2006	2007	%	%

Confidor®/Gaucho®/Admire®/Merit® (Insecticides/Seed Treatment/Environmental Science)	165	163	– 1.2	+ 3.1
Folicur®/Raxil® (Fungicides/Seed Treatment)	95	77	– 18.9	– 16.1
Atlantis® (Herbicides)	49	76	+ 55.1	+ 57.1
Proline® (Fungicides)	58	72	+ 24.1	+ 24.7
Basta®/Liberty® (Herbicides)	72	72	0.0	+ 8.0
Puma® (Herbicides)	68	69	+ 1.5	+ 7.5
Flint®/Stratego®/Sphere® (Fungicides)	49	60	+ 22.4	+ 29.1
Poncho® (Seed Treatment)	31	59	+ 90.3	+ 106.1
Hussar® (Herbicides)	32	47	+ 46.9	+ 44.6
Betanal® (Herbicides)	45	45	0.0	+ 2.2
Total	664	740	+ 11.4	+ 15.8
Proportion of Bayer CropScience sales	37%	41%

* Figures are based on active ingredient class. For the sake of clarity, only the principal brands and business units are listed.

Crop Protection	1st Quarter	1st Quarter	Change
€ million	2006	2007	%

Net sales	1,413	1,434	+ 1.5
Insecticides	348	311	– 10.6
Fungicides	378	384	+ 1.6
Herbicides	550	568	+ 3.3
Seed Treatment	137	171	+ 24.8

EBITDA*	406	425	+ 4.7
Special items	0	(36)
EBITDA before special items	406	461	+ 13.5
EBITDA margin before special items	28.7%	32.1%

EBIT*	285	304	+ 6.7
Special items	0	(39)
EBIT before special items	285	343	+ 20.4

Gross cash flow*	285	282	– 1.1
Net cash flow*	(289)	(113)	+ 60.9

* for definition see Bayer Group Key Data on page 2

Interim Report as of March 31, 2007
Sales of the Seed Treatment business unit advanced by a substantial €34 million, or 24.8 percent, to €171 million. The currency-adjusted increase was 31.1 percent. Our new insecticidal seed treatment Poncho®, in particular, performed very well in the market in light of an early start to the season in Europe and especially because of the planned increase in corn acreages in the United States to meet heightened demand for biofuels.
First-quarter ebitda before special items of our Crop Protection segment climbed by 13.5 percent year on year to €461 million, the positive overall sales trend and the savings achieved through our cost structure and efficiency improvement programs offsetting the currency-related squeeze on margins. ebit before special items in the first quarter came in at €343 million (Q1 2006: €285 million). After special items, ebit amounted to €304 million (Q1 2006: €285 million).
Environmental Science, BioScience
Sales of the Environmental Science, BioScience segment edged down 1.7 percent to €352 million, but rose by 3.7 percent on a currency-adjusted basis.
The Environmental Science unit recorded sales of €188 million, which was 2.6 percent below the prior-year figure. Currency-adjusted sales moved ahead 2.4 percent thanks to good business with home and garden products for consumers.
Sales of the BioScience unit held steady year on year at €164 million, though on a currency-adjusted basis they increased by 5.3 percent. The improvement was due particularly to the good development of our vegetable seed business.
ebitda before special items of the Environmental Science, BioScience segment fell by €22 million year on year to €123 million (Q1 2006: €145 million), due primarily to negative currency effects and increased research and development spending at BioScience. ebit fell by €19 million to €104 million (Q1 2006: €123 million).

Interim Report as of March 31, 2007

Environmental Science, BioScience	1st Quarter	1st Quarter	Change
€ million	2006	2007	%

Net sales	358	352	– 1.7
Environmental Science	193	188	– 2.6
BioScience	165	164	– 0.6

EBITDA*	145	123	– 15.2
Special items	0	0
EBITDA before special items	145	123	– 15.2
EBITDA margin before special items	40.5%	34.9%

EBIT*	123	104	– 15.4
Special items	0	0
EBIT before special items	123	104	– 15.4

Gross cash flow*	102	87	– 14.7
Net cash flow*	(61)	(125)	– 104.9

*	for definition see Bayer Group Key Data on page 2

Interim Report as of March 31, 2007
Bayer MaterialScience
The MaterialScience subgroup got off to a good start in 2007, expanding its business once again. Sales rose by 4.9 percent to €2,608 million (Q1 2006: €2,486 million), or by 9.4 percent on a currency-adjusted basis. Growth was mainly the result of higher volumes in all segments and regions. We also succeeded in holding selling prices steady overall in the face of continuing strong price pressure.
ebitda before special items did not reach the high level of the previous year, coming in at €409 million (Q1 2006: €539 million). We did not succeed in compensating for the approximately €140 million increase in raw material and energy costs through higher volumes. ebit before special items fell by €132 million, or 31.2 percent, to €291 million. After special items, first-quarter ebit declined by €26 million, or 8.4 percent, to €285 million. Earnings of the Systems segment in the prior-year quarter were diminished by one-time expenses of €112 million arising from an arbitration proceeding in the United States concerning the production of propylene oxide.
Materials
Sales in the Materials segment advanced by 4.1 percent to €739 million, or by 9.0 percent on a currency-adjusted basis. The Polycarbonates business unit, with sales of €683 million, saw a currency-adjusted 9.1 percent increase in business despite lower selling prices. Volumes advanced in all regions. Sales of the Thermoplastic Polyurethanes business unit moved ahead 8.0 percent when adjusted for currency changes, thanks largely to higher volumes in Europe.
First-quarter ebitda before special items dropped by €90 million, or 52.9 percent, to €80 million, with higher volumes not fully offsetting selling price erosion and raw material cost increases. ebit fell by 71.2 percent to €38 million.
Systems
Sales of our Systems segment in the first quarter gained 5.2 percent from the prior-year period, to €1,869 million. Currency-adjusted sales improved by a substantial 9.6 percent.
Thanks to price increases and volume gains, our Polyurethanes business unit improved sales by 5.0 percent to €1,332 million. Adjusted for shifts in currency parities, growth came to 9.7 percent. The Coatings, Adhesives, Sealants business unit saw sales advance by 6.5 percent. The currency-adjusted increase amounted to 10.3 percent. Here, too, price increases and higher volumes were contributory factors.
ebitda before special items of our Systems segment was down by €40 million, or 10.8 percent, from the excellent level of the prior-year period, to €329 million. Although we almost completely absorbed the increase in raw material costs by raising prices and boosting volume sales, earnings were weighed down by other factors, including the problems experienced by our supplier of raw mdi in Shanghai. ebit before special items fell by €38 million, or 13.1 percent, to €253 million. The closure of our mdi plant at New Martinsville, West Virginia, United States, led to €6 million in special charges for the first quarter. After special items, ebit rose by €68 million, or 38.0 percent, to €247 million.

Interim Report as of March 31, 2007

Bayer MaterialScience	1st Quarter	1st Quarter	Change
€ million	2006	2007	%

Net sales	2,486	2,608	+ 4.9

EBITDA*	427	409	– 4.2
Special items	(112)	0
EBITDA before special items	539	409	– 24.1
EBITDA margin before special items	21.7%	15.7%

EBIT*	311	285	– 8.4
Special items	(112)	(6)
EBIT before special items	423	291	– 31.2

Gross cash flow*	317	304	– 4.1
Net cash flow*	273	37	– 86.4

2006 figures restated
* for definition see Bayer Group Key Data on page 2

Materials	1st Quarter	1st Quarter	Change
€ million	2006	2007	%

Net sales	710	739	+ 4.1
Polycarbonates	656	683	+ 4.1
Thermoplastic Polyurethanes	54	56	+ 3.7

EBITDA*	170	80	– 52.9
Special items	0	0
EBITDA before special items	170	80	– 52.9
EBITDA margin before special items	23.9%	10.8%

EBIT*	132	38	– 71.2
Special items	0	0
EBIT before special items	132	38	– 71.2

Gross cash flow*	126	69	– 45.2
Net cash flow*	35	(25)	•

2006 figures restated
* for definition see Bayer Group Key Data on page 2

Systems	1st Quarter	1st Quarter	Change
€ million	2006	2007	%

Net sales	1,776	1,869	+ 5.2
Polyurethanes	1,269	1,332	+ 5.0
Coatings, Adhesives, Sealants	369	393	+ 6.5
Inorganic Basic Chemicals	106	106	0.0
Others	32	38	+ 18.8

EBITDA*	257	329	+ 28.0
Special items	(112)	0
EBITDA before special items	369	329	– 10.8
EBITDA margin before special items	20.8%	17.6%

EBIT*	179	247	+ 38.0
Special items	(112)	(6)
EBIT before special items	291	253	– 13.1

Gross cash flow*	191	235	+ 23.0
Net cash flow*	238	62	– 73.9

* for definition see Bayer Group Key Data on page 2

Interim Report as of March 31, 2007
Performance by Region
Bayer’s global business expanded in the first quarter of 2007 by €1,544 million, or 22.7 percent, to €8,335 million. Adjusted for shifts in exchange rates, sales rose by 27.3 percent. The increase in sales was mainly due to the inclusion of Schering, Berlin, Germany. The strongest percentage gains were recorded in the Europe and Latin America/Africa/Middle East regions. Adjusted for both currency and portfolio effects, business expanded by 7.5 percent.
The largest increases in absolute terms were achieved in Europe, were sales rose by €830 million, or 27.5 percent, to 3,848 million. Europe thus accounted for 46 percent of Group sales in the first quarter, with all subgroups posting a year-on-year improvement. Adjusted for currency and portfolio changes, business grew by 8.4 percent, mainly as a result of substantial increases in the Crop Protection and Systems segments. Sales in Germany climbed by 16.7 percent to €1,301 million, or by 5.0 percent when adjusted for portfolio changes.
Sales in North America advanced by 15.0 percent to €2,226 million in the first quarter of 2007, or by 2.7 percent when adjusted for currency and portfolio changes. The Consumer Health segment in North America developed particularly well. The CropScience and MaterialScience subgroups, however, saw sales decline in this region.
In Asia/Pacific we expanded business by 19.3 percent, or by 10.1 percent when adjusted for currency and portfolio changes. Sales growth at Bayer HealthCare on a currency- and portfolio-adjusted basis was particularly due to gains in the Consumer Health segment. Sales of CropScience remained nearly steady in this region, dipping by 0.9 percent on a currency-adjusted basis, while MaterialScience posted substantial growth, with currency-adjusted sales up 20.4 percent.
Sales in the Latin America/Africa/Middle East region climbed by 27.7 percent, or by 12.9 on a currency- and portfolio-adjusted basis. CropScience sales in this region improved considerably, with a currency-adjusted 20.6 percent gain due primarily to a very pleasing uptrend in the crop protection business. We also generated higher sales in the HealthCare and MaterialScience subgroups.

	Europe				North America
Sales by Region and Segment	1st Quarter	1st Quarter			1st Quarter	1st Quarter
(by Market)	2006	2007	%	adj. %	2006	2007	%	adj. %
€ million

HealthCare	883	1,495	+ 69.3	+ 69.1	696	1,145	+ 64.5	+ 79.3
Pharmaceuticals	449	1,039	+ 131.4	+ 130.8	356	754	+ 111.8	+ 130.7
Consumer Health	434	456	+ 5.1	+ 5.1	340	391	+ 15.0	+ 25.4
CropScience	766	862	+ 12.5	+ 12.3	538	447	– 16.9	– 9.2
Crop Protection	623	723	+ 16.1	+ 16.0	380	292	– 23.2	– 16.1
Environmental Science, BioScience	143	139	– 2.8	– 3.3	158	155	– 1.9	+ 7.4
MaterialScience	1,065	1,185	+ 11.3	+ 11.3	700	631	– 9.9	– 1.6
Materials	274	283	+ 3.3	+ 3.6	151	149	– 1.3	+ 7.9
Systems	791	902	+ 14.0	+ 14.0	549	482	– 12.2	– 4.2
Continuing operations (incl. reconciliation)	3,018	3,848	+ 27.5	+ 27.5	1,936	2,226	+ 15.0	+ 25.4

	Asia/Pacific				Latin America/Africa/Middle East
Sales by Region and Segment	1st Quarter	1st Quarter			1st Quarter	1st Quarter
(by Market)	2006	2007	%	adj. %	2006	2007	%	adj. %
€ million

HealthCare	308	466	+ 51.3	+ 62.5	316	504	+ 59.5	+ 75.7
Pharmaceuticals	224	379	+ 69.2	+ 82.7	119	323	+ 171.4	+ 196.7
Consumer Health	84	87	+ 3.6	+ 8.6	197	181	– 8.1	+ 2.6
CropScience	236	219	– 7.2	– 0.9	231	258	+ 11.7	+ 20.6
Crop Protection	207	189	– 8.7	– 2.4	203	230	+ 13.3	+ 21.7
Environmental Science, BioScience	29	30	+ 3.4	+ 10.4	28	28	0.0	+ 12.5
MaterialScience	450	506	+ 12.4	+ 20.4	271	286	+ 5.5	+ 12.2
Materials	219	240	+ 9.6	+ 17.5	66	67	+ 1.5	+ 5.9
Systems	231	266	+ 15.2	+ 23.1	205	219	+ 6.8	+ 14.2
Continuing operations (incl. reconciliation)	1,006	1,200	+ 19.3	+ 27.8	831	1,061	+ 27.7	+ 38.7

	Continuing Operations
Sales by Region and Segment	1st Quarter	1st Quarter
(by Market)	2006	2007	%	adj. %
€ million

HealthCare	2,203	3,610	+63.9	+ 69.2
Pharmaceuticals	1,148	2,495	+117.3	+ 122.2
Consumer Health	1,055	1,115	+5.7	+ 11.4
CropScience	1,771	1,786	+0.8	+ 5.1
Crop Protection	1,413	1,434	+1.5	+ 5.5
Environmental Science, BioScience	358	352	– 1.7	+ 3.7
MaterialScience	2,486	2,608	+4.9	+ 9.4
Materials	710	739	+4.1	+ 9.0
Systems	1,776	1,869	+5.2	+ 9.6
Continuing operations (incl. reconciliation)	6,791	8,335	+22.7	+ 27.3

2006 figures restated; adj. = currency-adjusted

Interim Report as of March 31, 2007
Liquidity and Capital Resources
Operating cash flow
Gross cash flow in the first quarter of 2007 amounted to €1,411 million, up 29.6 percent from the prior-year quarter (€1,089 million). The increase was mainly due to the inclusion of Schering, Berlin, Germany, and the strong performance of the business. Net cash flow improved by €337 million to €375 million Q1 2006: €38 million). The change in working capital improved slightly compared with the first quarter of 2006 despite the growth in business.

Bayer Group Summary Cash Flow Statements	1st Quarter	1st Quarter
€ million	2006	2007

Gross cash flow*	1,089	1,411
Changes in working capital/other non-cash items	(1,051)	(1,036)
Net cash provided by (used in) operating activities (net cash flow), continuing operations	38	375
Net cash provided by (used in) operating activities (net cash flow), discontinued operations	90	38
Net cash provided by (used in) operating activities (net cash flow) (total)	128	413
Net cash provided by (used in) investing activities (total)	(192)	4,589
Net cash provided by (used in) financing activities (total)	(187)	(1,764)
Change in cash and cash equivalents due to business activities (total)	(251)	3,238
Cash and cash equivalents, January 1	3,290	2,915
Change due to exchange rate movements and to changes in scope of consolidation	(13)	(10)
Cash and cash equivalents, March 31	3,026	6,143

2006 figures restated

*	for definition see Bayer Group Key Data on page 2
Investing cash flow
There was a net cash inflow of €4,589 for investing activities in the first three months of 2007, compared with a €192 million outflow in the prior-year quarter. The main items here are net proceeds totaling €4.7 billion from the divestments of our Diagnostics business and H.C. Starck. In January 2007 we sold the Diagnostics business to Siemens for €4.3 billion. Following an initial receipt of €0.4 billion in December 2006, there was a further inflow of €3.7 billion (after deducting divested cash of approximately €0.2 billion) from this transaction at the beginning of 2007. In subsequent quarters we will pay approximately €0.6 billion in taxes on the divestment gain. We sold H.C. Starck to Advent International and The Carlyle Group for approximately €1.2 billion. The transaction volume is comprised mainly of a cash component — including compensation for financial liabilities — of more than €0.9 billion, along with the assumption of €0.2 billion in pension obligations. This sale was closed at the beginning of February 2007.

Interim Report as of March 31, 2007
Cash outflows for property, plant and equipment (€193 million) and intangible assets (€8 million) totaled €201 million (Q1 2006: €419 million). The prior-year figure included in particular the purchase of the European marketing rights for the blood pressure treatments Pritor® and PritorPlus® and expenditures for the expansion of our polymers production facilities in Caojing, China.
Financing cash flow
The €1,764 million (Q1 2006: €187 million) cash outflow for financing activities comprised €245 million in interest payments, €1,510 million in net repayments of loans and €9 million for dividend payments to minority stockholders of consolidated companies. The item “Bayer AG dividend” in the prior-year period contained an inflow of €176 million from the reimbursement of advance capital gains tax payments made on intragroup dividends in 2004.
As of March 31, 2007 the Bayer Group had cash and cash equivalents of €6,143 million, including €784 million held in escrow accounts. The latter amount comprises €699 million deposited in a guarantee account following the decision by the Extraordinary Stockholders’ Meeting of Bayer Schering Pharma AG on January 17, 2007 to squeeze out Bayer Schering Pharma AG’s remaining minority stockholders. The decisions means the shares still held by minority stockholders will be transferred to the main stockholder, Bayer Schering GmbH, a wholly owned subsidiary of Bayer AG, in return for cash compensation of €98.98 per share. Dissenting stockholders are seeking to have the stockholder resolution set aside or to have it declared null and void. An additional €85 million is earmarked for payments relating to civil law settlements in antitrust proceedings.
In view of the restriction on its use, the liquidity held in escrow accounts was not deducted when calculating net debt. The high level of cash and cash equivalents will return to normal in subsequent quarters, particularly following the redemption of bonds.
Liquid assets and net debt
Net debt (total) declined by €4.8 billion compared with December 31, 2006, to €12.8 billion. This was due particularly to cash inflows from the divestitures and to the improvement in operating cash flow. We intend to use the proceeds of the planned sale of Wolff Walsrode to The Dow Chemical Company to further reduce net debt.

Net Debt
€ million	Dec. 31, 2006	March 31, 2007

Noncurrent financial liabilities as per balance sheets (including derivatives)	14,723	14,626
of which mandatory convertible bond	2,276	2,278
of which hybrid bond	1,247	1,245
Current financial liabilities as per balance sheets (including derivatives)	5,078	3,673
Derivative receivables	(185)	(165)
Financial liabilities	19,616	18,134
Cash and cash equivalents*	(2,116)	(5,359)
Current financial assets	(27)	(5)
Net debt from continuing operations	17,473	12,770
Net debt from discontinued operations	66	7
Net debt (total)	17,539	12,777

*	In view of the restriction on its use, the €784 million liquidity in escrow accounts in the first quarter of 2007 (Q1 2006: €299 million) was not deducted when calculating net debt. March 31, 2007: €5,359 million = €6,143 million – €784 million (Dec. 31, 2006: €2,116 million = €2,915 million – €799 million).

Interim Report as of March 31, 2007
As of March 31, 2007 we had noncurrent financial liabilities of €14.6 billion, including the €1.2 billion hybrid bond issued in July 2005 and the €2.3 billion mandatory convertible bond issued in April 2006. Moody’s and Standard & Poor’s treat 75 percent and 50 percent, respectively, of the hybrid bond as equity. Both rating agencies consider the mandatory convertible bond wholly as equity. Unlike conventional borrowings, the hybrid bond thus has only a limited effect on the Group’s rating-specific debt indicators, while the mandatory convertible bond has no effect.
Standard & Poor’s gives Bayer AG a long-term issuer rating of bbb+ with positive outlook, while Moody’s gives the company a rating of A3 with negative outlook. The short-term ratings are A-2 (Standard & Poor’s) and P-2 (Moody’s). These investment-grade ratings evidence a continuing high level of creditworthiness.
Employees
The number of employees is shown as full-time equivalents, which means part-time employees are included in proportion to their contractual working hours. We believe this presentation improves the comparability of personnel expenses and employee numbers. The previous year’s data have been restated accordingly.
On March 31, 2007 the Bayer Group had 105,100 employees, a decline of 1.0 percent compared to December 31, 2006. The number of employees thus remained virtually steady. Personnel expenses increased by 27.7 percent to €1,898 million (Q1 2006: €1,486 million), mainly due to the inclusion of personnel expenses for the employees of the former Schering group.
In the individual regions, too, the number of employees was practically unchanged against December 31, 2006. Compared to the previous year, the size of the workforce increased significantly, primarily due to the inclusion of the employees of the former Schering group. We currently employ 16,700 people in North America, 17,800 in Asia/Pacific, 13,800 in Latin America/Africa/Middle East and 56,800 in Europe. Our 40,000 employees in Germany account for 38.1 percent of the Group total.

Interim Report as of March 31, 2007
Legal Risks
As a global company with a diverse business portfolio, the Bayer Group is exposed to various legal risks.
Legal proceedings currently considered to involve material risks are outlined below. The litigation referred to does not necessarily represent an exhaustive list.
Lipobay/Baycol:
As of April 20, 2007, the number of Lipobay/Baycol cases pending against Bayer worldwide was approximately 1,230 (approximately 1,175 of them in the United States, including several class actions). At the same date, Bayer had settled 3,160 Lipobay/Baycol cases worldwide without acknowledging any liability and resulting in settlement payments of approximately us$ 1,162 million. In the United States five cases have been tried to date, all of which were found in Bayer’s favor.
After more than five years of litigation we are currently aware of fewer than 20 pending cases in the United States that in our opinion hold a potential for settlement, although we cannot rule out the possibility that additional cases involving serious side effects from Lipobay/Baycol may come to our attention. In addition, there could be further settlements of cases outside of the United States.
Since the existing insurance coverage with respect to the Lipobay/Baycol cases is exhausted, it is possible — depending on the future progress of the litigation — that Bayer could face further payments that are not covered by the accounting measures already taken. We will regularly review the possibility of further accounting measures depending on the progress of the litigation.
Cipro®:
39 putative class action lawsuits and one individual lawsuit against Bayer involving the medication Cipro® have been pending since July 2000 in the United States. The plaintiffs are suing Bayer and other companies also named as defendants, alleging that a settlement reached in 1997 to end litigation between Bayer and Barr Laboratories, Inc. concerning the validity of a Cipro® patent violated antitrust regulations. The plaintiffs claim the alleged violation prevented the marketing of generic ciprofloxacin since 1997. Plaintiffs also are seeking triple damages under u.s. law. After the settlement with Barr, the Cipro® patent was the subject of a successful re-examination by the u.s. Patent and Trademark Office and of successful defenses in u.s. federal courts. The patent has since expired.
In March 2005, a federal district court in New York granted summary judgment in favor of Bayer in all actions pending in federal court. The plaintiffs are appealing this decision. Further cases are pending before various state courts. Bayer believes that it has meritorious defenses and intends to defend these cases vigorously.

Interim Report as of March 31, 2007
Medrad:
As reported in the past, Liebel-Flarsheim Company and its parents, Mallinckrodt, Inc. and Tyco Healthcare Group lp, filed suit against Bayer’s u.s. subsidiary Medrad alleging that some of Medrad’s front load syringe injectors infringe patents held by Liebel-Flarsheim. In March 2007, the u.s. Court of Appeals decided that the Liebel-Flarsheim patents are invalid. Bayer believes that the legal risks involved in these proceedings are no longer material for the Bayer Group.
Yasmin®/yaz®:
In April 2005, Schering AG (now Bayer Schering Pharma AG), Berlin, Germany, filed an anda iv suit against Barr Pharmaceuticals, Inc. and Barr Laboratories, Inc. in u.s. federal court alleging patent infringement by Barr for its generic version of Bayer Schering Pharma’s Yasmin® oral contraceptive product in the United States. In June, 2005, Barr filed its counterclaims seeking to invalidate Bayer Schering Pharma’s patent.
In January 2007, Schering received notice from Barr Laboratories, Inc. that it has filed an anda iv application with the u.s. fda seeking approval of a generic version of Schering’s yaz® oral contraceptive product. Barr will be prohibited from marketing its generic version until after expiry in March 2009 of the three-year exclusivity period for marketing granted by the fda.
The Company highly values its Yasmin® and yaz® oral contraceptive products and is deeply committed to continuing its leadership position in oral contraception.
llrice:
Since August 2006 numerous lawsuits, including putative class actions, have been filed by rice farmers, distributors and rice mills against Bayer CropScience lp in the United States. The plaintiffs are suing the company, alleging that they have suffered economic losses after traces of the genetically modified rice event from the Liberty Link rice lines (llrice) were identified in samples of conventional long-grain rice grown in the u.s. This is alleged to have led in particular to a decline in the commodity price for long-grain rice due to import restrictions imposed by the European Commission and certain other countries. After development, llrice 601 was further tested in cooperation with third parties, including a breeding institute in the u.s. However, it was never selected for commercialization.
In March 2007 traces of llrice 62 and llrice 604 were found in Clearfield 131 conventional hybrid rice marketed by basf. Subsequently the usda issued an order temporarily prohibiting the sale or planting of Clearfield 131.

Interim Report as of March 31, 2007
The usda and the fda have stated that llrice 62, 601 and 604 do not constitute a health risk and are safe for use in food and feed and for the environment. The usda deregulated llrice 62 in 1999 and, upon Bayer CropScience’s application, deregulated ll rice 601 in November 2006.
Bayer believes it has meritorious defenses and intends to defend these cases vigorously.
Rubber, polyester polyols, urethane: Proceedings involving the former rubber-related lines of business
A number of investigations and proceedings by the respective authorities in the e.u. and Canada for alleged anticompetitive conduct involving certain products in the rubber field have been resolved, while others remain pending. As previously reported, in the United States the investigations of the u.s. Department of Justice into Bayer’s conduct have been concluded. In November 2006, the e.u. Commission closed the proceedings related to br/esbr by imposing fines against several companies and granting full amnesty to Bayer.
Numerous civil claims for damages including class actions are pending in the United States and Canada against Bayer AG and certain of its subsidiaries as well as other companies. The lawsuits involve rubber chemicals, epdm, nbr and polychloroprene rubber (cr). As previously reported, Bayer has settled the actions which management believes to be material.
Proceedings involving polyester polyols, urethanes and urethane chemicals
As previously reported, Bayer has resolved the u.s. Department of Justice investigation previously pending in the United States. In Canada an investigation is pending against Bayer for alleged anticompetitive conduct relating to adipic-based polyester polyols.
A number of civil claims for damages, including class actions, have been filed against Bayer in the United States involving allegations of unlawful collusion on prices for certain polyester polyols, urethanes and urethane chemicals product lines. Similar actions are pending in Canada with respect to polyester polyols. Bayer has settled several actions pending in the United States. These settlements do not resolve all of the pending civil litigation nor do they preclude the bringing of additional claims.
Proceedings involving polyether polyols and other precursors for urethane end-use products
Bayer has been named as a defendant in multiple putative class action lawsuits in the United States and Canada involving allegations of price fixing for, inter alia, polyether polyols and certain other precursors for urethane end-use products. In the United States, Bayer has settled with a class of direct purchasers of polyether polyols, mdi and tdi (and related systems) representing approximately 75 percent of the purchases, which settlement has been approved by the court. The remaining direct purchasers opted out of the settlement and have the right to bring their own actions. To date no such actions have been brought. In Canada, the class action lawsuit on behalf of direct and indirect purchasers of polyether polyols, mdi and tdi (and related systems) continues. In February 2006 Bayer was served with a subpoena from the u.s. Department of Justice seeking information relating to the manufacture and sale of these products.

Interim Report as of March 31, 2007
Impact of antitrust proceedings on Bayer
Excluding the portion allocated to Lanxess, the provision with respect to the described civil proceedings were reduced from €285 million in 2005 to €124 million as of March 31, 2007, due to settlement payments.
Bayer will continue to pursue settlements that in its view are warranted. In cases where settlement is not achievable, Bayer will continue to defend itself vigorously.
The financial risk associated with the proceedings described above beyond the amounts already paid and the financial provisions already established is currently not quantifiable due to the considerable uncertainty associated with these proceedings. Consequently, no provisions other than those described above have been established. The Company expects that, in the course of the regulatory proceedings and civil damages suits, additional charges will become necessary.
Arbitration proceeding concerning propylene oxide
As previously reported, an arbitration panel in May 2006 issued a final award in favor of Lyondell Chemical Co. in respect of a dispute with Bayer over interpretation of their joint venture agreements for the manufacture of propylene oxide. Bayer was seeking to vacate the final award, while Lyondell was seeking to confirm the award as well as obtain pre-award interest. On March 20, 2007, the Texas District Court denied Bayer’s motion to vacate, confirmed in part the final award and ordered additional discovery relevant to one issue on which confirmation was not granted. Bayer has established appropriate provisions for the entire matter. In January 2007, Bayer filed a suit against Lyondell in the Delaware State Court of Chancery, seeking equitable reformation of one of the license agreements relating to the joint venture and restitution of certain monies paid or allegedly owing by Bayer to Lyondell.
Subsequent Events
In April 2007 the Japanese Ministry of Health, Labor and Welfare (mhlw) approved the novel cholesterol-lowering agent zetia® (ezetimibe). zetia® will be co-marketed by Bayer Yakuhin Ltd. and Schering-Plough K.K. Japan. The drug is approved for use either as mono-therapy or co-administered with a statin, for further reduction of ldl (“bad”) cholesterol.
The co-marketing agreement regarding zetia® in Japan is part of Bayer’s strategic pharmaceuticals alliance with Schering-Plough, which was announced in 2004. Bayer’s primary care pharmaceutical products, such as the antibiotics Avelox® and Cipro®, the cardiovascular product Adalat® and also Levitra® are today marketed and distributed by Schering-Plough in the United States and Puerto Rico.
Please note that Bayer Schering Pharma AG is not legally related to Schering-Plough Corporation, New Jersey, United States. The two companies have been totally independent of each other for many years.

Interim Report as of March 31, 2007
Calculation of ebit(da) Before Special Items
ebitda, ebitda before special items and ebit before special items are not defined in the International Financial Reporting Standards and should therefore be regarded only as supplementary information. The company considers the underlying earnings figures to be more suitable indicators of operating performance since they are not affected by special items, and ebitda before special items is not affected by depreciation, amortization or write-downs/write-backs. The company also believes that these indicators give readers a clearer picture of the results of operations and ensure greater comparability of data over time.

	EBIT	EBIT	EBITDA	EBITDA
Special Items Reconciliation	1st Quarter	1st Quarter	1st Quarter	1st Quarter
€ million	2006	2007	2006	2007

After special items	1,049	1,175	1,436	1,774
HealthCare	6	139	6	165
Schering PPA effects*	0	20	0	64
Schering integration costs	0	119	0	101
Litigation	5	0	5	0
Other	1	0	1	0
CropScience	0	39	0	36
Restructuring	0	39	0	36
MaterialScience	112	6	112	0
Restructuring	0	6	0	0
Litigation	112	0	112	0
Reconciliation	10	16	10	15
Restructuring Industry Services	0	16	0	15
Litigation	10	0	10	0
Total special items	128	200	128	216
Before special items	1,177	1,375	1,564	1,990

*	The purchase price paid for Schering AG, Germany, was allocated among the acquired assets and assumed liabilities in accordance with the International Financial Reporting Standards (IFRS). The purchase price allocation, which is not yet complete, resulted in total charges to ebit of €224 million in the first quarter of 2007. To ensure comparability with future earnings data, the expected long-term effects of the step-up are reflected in ebit and ebitda before special items, whereas temporary, non-cash effects of the purchase price allocation are eliminated. When calculating EBIT before special items, we deducted a €20 million special charge recorded in this connection. ebit before special items therefore reflects €204 million in charges resulting from the purchase price allocation. ebitda before special items remains unaffected by the purchase price allocation.

Investor Information
Bayer stock performed very well in the first quarter of 2007, ending the quarter at €47.84, up 17.7 percent from the closing price on December 31, 2006. This was the highest closing price for Bayer stock in the past five years. Over the same period the dax rose 4.9 percent to 6,917.
Supported by a favorable market environment, this outstanding performance was due to the good results for fiscal 2006 and our positive business outlook, which in turn led to a number of upgrades by financial analysts.

	1st Quarter	1st Quarter	Full Year
Bayer Stock Key Data	2006	2007	2006

High for the period (€)	36.37	47.84	40.92
Low for the period (€)	31.70	40.20	30.56
Average daily share turnover on German stock exchanges (million)	5.6	5.5	5.6

				Change
				March 31, 2007/
	March 31,	March 31,	Dec. 31,	Dec. 31, 2006
	2006	2007	2006	%

Share price (€)	33.06	47.84	40.66	17.7
Market capitalization (€ million)	24,145	36,566	31,078	17.7
Stockholders’ equity (€ million)	12,105	15,906	12,851	23.8
Number of shares entitled to the dividend (million)	730.34	764.34	764.34	0.0

DAX	5,970	6,917	6,597	4.9

XETRA closing price; source: Bloomberg
Performance of Bayer Stock
Index (100 = xetra closing price on December 31, 2005)

Interim Report as of March 31, 2007
Calculation of core earnings per share
Earnings per share according to ifrs are affected by the purchase price allocation and other special factors. To enhance comparability, we also determine core net income from continuing operations after elimination of the amortization of intangible assets, asset write-downs (including any impairment losses), special items in ebitda and extraordinary factors affecting income from investments in affiliated companies (such as divestment gains or write-downs), including the related tax effects.
The calculation of earnings per share in accordance with ifrs is explained in the notes to this interim report on page 37. Adjusted core net income, core earnings per share and core ebit are not defined in the International Financial Reporting Standards. Therefore they should be regarded as supplementary information rather than stand-alone indicators.

	1st Quarter	1st Quarter
Calculation of Core EBIT and Core Earnings per Share	2006	2007

€ million
EBIT as per income statement	1,049	1,175
Amortization and write-downs of intangible assets	131	293
Write-downs of property, plant and equipment	6	24
Special items (other than write-downs)	128	216
Core EBIT	1,314	1,708
Non-operating result (as per income statement)	(210)	(218)
Extraordinary income/loss from investments in affiliated companies	—	—
Income taxes (as per income statement)	(277)	(301)
Tax adjustment	(93)	(177)
Income after taxes attributable to minority interest (as per income statement)	3	(1)
Core net income from continuing operations	737	1,011
Financing expenses for the mandatory convertible bond, net of tax effects	—	24
Adjusted core net income	737	1,035

Shares
Weighted average number of issued ordinary shares	730,341,920	764,341,920
Potential shares to be issued upon conversion of the mandatory convertible bond	—	59,523,810
Adjusted weighted average total number of issued and potential ordinary shares	730,341,920	823,865,730
Core earnings per share from continuing operations (€)	1.01	1.26

Interim Report as of March 31, 2007
Bayer Group Consolidated Statements of Income

	1st Quarter	1st Quarter
€ million	2006	2007

Net sales	6,791	8,335
Cost of goods sold	(3,438)	(4,134)
Gross profit	3,353	4,201

Selling expenses	(1,365)	(1,807)
Research and development expenses	(414)	(625)
General administration expenses	(353)	(436)
Other operating income	208	143
Other operating expenses	(380)	(301)
Operating result (EBIT)	1,049	1,175

Equity-method loss	(8)	(14)
Non-operating income	350	242
Non-operating expenses	(552)	(446)
Non-operating result	(210)	(218)

Income before income taxes	839	957

Income taxes	(277)	(301)

Income from continuing operations after taxes	562	656

Income from discontinued operations after taxes	35	2,154

Income after taxes	597	2,810
of which attributable to minority interest	(3)	1
of which attributable to Bayer AG stockholders (net income)	600	2,809

Earnings per share (€)
From continuing operations
Basic*	0.77	0.82
Diluted*	0.77	0.82
From continuing and discontinued operations
Basic*	0.82	3.44
Diluted*	0.82	3.44

2006 figures restated

*	The ordinary shares to be issued upon conversion of the mandatory convertible bond are treated as already issued shares.

Interim Report as of March 31, 2007
Bayer Group Consolidated Balance Sheets

€ million	March 31, 2006	March 31, 2007	Dec. 31, 2006

Noncurrent assets
Goodwill	2,546	8,183	8,227
Other intangible assets	4,656	15,448	15,807
Property, plant and equipment	7,339	8,740	8,867
Investments in associates	776	517	532
Other financial assets	1,227	1,177	1,094
Other receivables	140	184	165
Deferred taxes	1,301	1,005	1,205
	17,985	35,254	35,897
Current assets
Inventories	4,774	6,327	6,153
Trade accounts receivable	5,436	6,759	5,802
Other financial assets	526	238	401
Other receivables	1,403	1,356	1,217
Claims for tax refunds	446	550	581
Cash and cash equivalents	3,026	6,143	2,915
Assets held for sale and discontinued operations	2,832	346	2,925
	18,443	21,719	19,994

Total assets	36,428	56,973	55,891

Stockholders’ equity
Capital stock of Bayer AG	1,870	1,957	1,957
Capital reserves of Bayer AG	2,942	4,028	4,028
Other reserves	7,222	9,855	6,782
	12,034	15,840	12,767
Equity attributable to minority interest	71	66	84
	12,105	15,906	12,851

Noncurrent liabilities
Provisions for pensions and other post-employment benefits	5,961	6,156	6,543
Other provisions	1,670	1,506	1,464
Financial liabilities	7,418	14,626	14,723
Other liabilities	469	402	449
Deferred taxes	293	4,397	4,346
	15,811	27,087	27,525

Current liabilities
Other provisions	2,809	4,571	3,765
Financial liabilities	1,309	3,673	5,078
Trade accounts payable	1,610	2,289	2,369
Tax liabilities	283	463	400
Other liabilities	1,608	2,826	3,055
Liabilities directly related to assets held for sale and discontinued operations	893	158	848
	8,512	13,980	15,515

Total stockholders’ equity and liabilities	36,428	56,973	55,891

2006 figures restated

Interim Report as of March 31, 2007
Bayer Group
Consolidated Statements of Cash Flows

	1st Quarter	1st Quarter
€ million	2006	2007

Income from continuing operations after taxes	562	656
Income taxes	277	301
Non-operating result	210	218
Income taxes paid	(216)	(343)
Depreciation and amortization	387	599
Change in pension provisions	(130)	(96)
(Gains) losses on retirements of noncurrent assets	(1)	12
Non-cash effects of the remeasurement of acquired assets (inventory work-down)	—	64
Gross cash flow	1,089	1,411

Decrease (increase) in inventories	(114)	(213)
Decrease (increase) in trade accounts receivable	(889)	(1,011)
(Decrease) increase in trade accounts payable	(231)	(114)
Changes in other working capital, other non-cash items	183	302
Net cash provided by (used in) operating activities (net cash flow), continuing operations	38	375
Net cash provided by (used in) operating activities (net cash flow), discontinued operations	90	38
Net cash provided by (used in) operating activities (net cash flow), total	128	413

Cash outflows for property, plant, equipment and intangible assets	(419)	(201)
Cash inflows from sales of property, plant, equipment and other assets	20	18
Cash inflows from divestitures less divested cash	0	4,673
Cash outflows for acquisitions less acquired cash	(20)	(22)
Cash inflows from noncurrent financial assets	26	5
Interest and dividends received	107	93
Cash inflows (outflows) from current financial assets	94	23
Net cash provided by (used in) investing activities (total)	(192)	4,589

Capital contributions	0	0
Bayer AG dividend, dividend payments to minority stockholders, reimbursements of advance capital gains tax payments	165	(9)
Issuances of debt	269	444
Retirements of debt	(393)	(1,954)
Interest paid	(228)	(245)
Net cash provided by (used in) financing activities (total)	(187)	(1,764)

Change in cash and cash equivalents due to business activities (total)	(251)	3,238

Cash and cash equivalents, January 1	3,290	2,915
Change in cash and cash equivalents due to changes in scope of consolidation	(2)	(1)
Change in cash and cash equivalents due to exchange rate movements	(11)	(9)

Cash and cash equivalents, March 31	3,026	6,143

2006 figures restated

Interim Report as of March 31, 2007
Bayer Group Consolidated Statements of Recognized Income and Expense

	1st Quarter	1st Quarter
€ million	2006	2007

Changes in fair values of derivatives designated as hedges and available-for-sale financial assets, recognized in stockholders’ equity	9	1
Changes in actuarial gains/losses on denned benefit obligations for pensions and other post-employment benefits, recognized in stockholders’ equity	805	331
Exchange differences on translation of operations outside the euro zone, recognized in stockholders’ equity	(144)	36
Deferred taxes on valuation adjustments offset directly against stockholders’ equity	(315)	(134)
Changes due to changes in scope of consolidation	—	31
Valuation adjustments recognized directly in stockholders’ equity	355	265
Income after taxes	597	2,810
Total income and expense recognized in the financial statements	952	3,075
of which attributable to minority interest	(5)	2
of which attributable to Bayer AG stockholders	957	3,073

Interim Report as of March 31, 2007
Key Data by Segment

	HealthCare
	Pharmaceuticals		Consumer Health
	1st Quarter	1st Quarter	1st Quarter	1st Quarter
€ million	2006	2007	2006	2007

Net sales (external)	1,148	2,495	1,055	1,115
Change	+20.6%	+117.3%	+22.0%	+5.7%
Currency-adjusted change	+15.2%	+122.2%	+15.8%	+11.4%
Intersegment sales	13	12	2	3
Operating result (EBIT)	202	281	177	204
Depreciation, amortization and write-downs/write-backs	39	265	41	33
Gross cash flow*	162	390	130	167
Net cash flow*	(11)	279	54	104
Number of employees at end of period	16,700	39,400	11,700	11,500

	Crop Science
			Environmental
	Crop Protection		Science, BioScience
	1st Quarter	1st Quarter	1st Quarter	1st Quarter
	2006	2007	2006	2007

Net sales (external)	1,413	1,434	358	352
Change	-0.3%	+1.5%	+9.5%	-1.7%
Currency-adjusted change	-5.8%	+5.5%	+3.4%	+3.7%
Intersegment sales	18	18	2	2
Operating result (EBIT)	285	304	123	104
Depreciation, amortization and write-downs/write-backs	121	121	22	19
Gross cash flow*	285	282	102	87
Net cash flow*	(289)	(113)	(61)	(125)
Number of employees at end of period	15,500	14,900	2,800	2,900

	Material Science
	Materials		Systems
	1st Quarter	1st Quarter	1st Quarter	1st Quarter
	2006	2007	2006	2007

Net sales (external)	710	739	1,776	1,869
Change	+12.0%	+4.1%	+9.6%	+5.2%
Currency-adjusted change	+6.6%	+9.0%	+4.8%	+9.6%
Intersegment sales	6	4	39	38
Operating result (EBIT)	132	38	179	247
Depreciation, amortization and write-downs/write-backs	38	42	78	82
Gross cash flow*	126	69	191	235
Net cash flow*	35	(25)	238	62
Number of employees at end of period	4,800	4,900	9,800	10,200

	Reconciliation		Continuing Operations
	1st Quarter	1st Quarter	1st Quarter	1st Quarter
	2006	2007	2006	2007

Net sales (external)	331	331	6,791	8,335
Change			+11.4%	+22.7%
Currency-adjusted change			+6.2%	+27.3%
Intersegment sales	(80)	(77)
Operating result (EBIT)	(49)	(3)	1,049	1,175
Depreciation, amortization and write-downs/write-backs	48	37	387	599
Gross cash flow*	93	181	1,089	1,411
Net cash flow*	72	193	38	375
Number of employees at end of period	21,100	21,300	82,400	105,100

2006 figures restated

*	for definition see Bayer Group Key Data on page 2

Interim Report as of March 31, 2007
Key Data by Region

	Europe		North America
	1st Quarter	1st Quarter	1st Quarter	1st Quarter
€ million	2006	2007	2006	2007

Net sales (external) — by market	3,018	3,848	1,936	2,226
Change	+6.8%	+27.5%	+20.8	+15.0%
Currency-adjusted change	+6.6%	+27.5%	+9.8	+25.4%
Net sales (external) — by point of origin	3,226	4,153	1,952	2,220
Change	+6.9%	+28.7%	+21.2	+13.7%
Currency-adjusted change	+6.8%	+28.7%	+10.0	+24.2%
Interregional sales	1,045	1,374	477	516
Operating result (EBIT)	663	724	262	357
Gross cash flow*	689	1,302	259	(52)
Number of employees at end of period	45,200	56,800	13,000	16,700

			Latin America
	Asia/Pacific		Africa/Middle East
	1st Quarter	1st Quarter	1st Quarter	1st Quarter
	2006	2007	2006	2007

Net sales (external) — by market	1,006	1,200	831	1,061
Change	+7.7%	+19.3%	+13.2%	+27.7%
Currency-adjusted change	+2.2%	+27.8%	+1.6%	+38.7%
Net sales (external) — by point of origin	964	1,137	649	825
Change	+7.1%	+17.9%	+14.1%	+27.1%
Currency-adjusted change	+1.4%	+26.9%	-0.4%	+40.8%
Interregional sales	59	53	42	57
Operating result (EBIT)	123	73	44	63
Gross cash flow*	128	98	38	71
Number of employees at end of period	13,600	17,800	10,600	13,800

			Continuing
	Reconciliation		Operations
	1st Quarter	1st Quarter	1st Quarter	1st Quarter
	2006	2007	2006	2007

Net sales (external) — by market			6,791	8,335
Change			+11.4%	+22.7%
Currency-adjusted change			+6.2%	+27.3%
Net sales (external) — by point of origin			6,791	8,335
Change			+11.4%	+22.7%
Currency-adjusted change			+6.2%	+27.3%
Interregional sales	(1,623)	(2,000)
Operating result (EBIT)	(43)	(42)	1,049	1,175
Gross cash flow*	(25)	(8)	1,089	1,411
Number of employees at end of period			82,400	105,100

2006 figures restated

*	for definition see Bayer Group Key Data on page 2

Interim Report as of March 31, 2007
Notes to the Interim Report as of March 31, 2007
Accounting policies
Pursuant to Section 315a of the German Commercial Code, the unaudited consolidated interim financial statements as of March 31, 2007 have been prepared according to the International Financial Reporting Standards (ifrs) — including ias 34 — of the International Accounting Standards Board (iasb), London, which are endorsed by the European Union, and the Interpretations of the International Financial Reporting Interpretations Committee (ifric), in effect at the closing date.
Reference should be made as appropriate to the notes to the 2006 financial statements, particularly with regard to recognition and valuation principles.
Information on earnings per share
The ordinary shares to be issued upon conversion of the mandatory convertible bond are treated as already issued shares. Diluted earnings per share are therefore equal to basic earnings per share.
Calculation of Earnings per Share

	1st Quarter	1st Quarter
€ million	2006	2007

Income after taxes	597	2,810
Income attributable to minority interest	(3)	1
Income attributable to Bayer AG stockholders	600	2,809
Income from discontinued operations	35	2,154

Financing expenses for the mandatory convertible bond, net of tax effects	—	24
Adjusted income after taxes from continuing operations	565	679
Adjusted net income	600	2,833

Weighted average number of issued ordinary shares	730,341,920	764,341,920
Potential shares to be issued upon conversion of the mandatory convertible bond	—	59,523,810
Adjusted weighted average total number of issued and potential ordinary shares	730,341,920	823,865,730

Basic earnings per share (€)
from continuing operations	0.77	0.82
from continuing and discontinued operations	0.82	3.44
Diluted earnings per share (€)
from continuing operations	0.77	0.82
from continuing and discontinued operations	0.82	3.44

2006 figures restated
Changes in the Bayer Group
Scope of consolidation
As of March 31, 2007, the Bayer Group comprised 386 fully or proportionately consolidated companies, compared with 432 companies as of December 31, 2006. This decrease is primarily the result of companies leaving the group through the Diagnostics and H.C. Starck divestitures and of intragroup mergers of companies as part of the integration of Schering, Berlin, Germany.

Interim Report as of March 31, 2007
Discontinued operations
In mid-2006 Bayer AG and Siemens AG signed an agreement concerning the sale of the Diagnostics business, which was transferred to the new owner on January 2, 2007.
On November 23, 2006 an agreement was concluded to divest the activities of the H.C. Starck group, formerly assigned to the Materials segment, to a consortium of two financial investors, Advent International and The Carlyle Group. This business was transferred to the new owners on February 1, 2007.
The agreement to sell the companies of the Wolff Walsrode group, which operates principally in the field of cellulose chemistry, to The Dow Chemical Company, United States, was signed in December 2006. Wolff Walsrode also was formerly assigned to the Materials segment. Pending the approval of the antitrust authorities, the transfer of this business is expected to take place in the summer of 2007.
The Diagnostics activities, H.C. Starck and Wolff Walsrode are recognized as discontinued operations. The prior-period data have been restated accordingly.
This information, which is provided from the standpoint of the Bayer Group, is to be regarded as part of the reporting for the entire Bayer Group by analogy with our segment reporting and is not intended to portray either the discontinued operations or the remaining operations of Bayer as separate entities. This presentation is thus in line with the principles for reporting discontinued operations.
Discontinued Operations

	Diagnostics		H.C. Starck		Wolff Walsrode		Total
	1st Quarter	1st Quarter	1st Quarter	1st Quarter	1st Quarter	1st Quarter	1st Quarter	1st Quarter
€ million	2006	2007	2006	2007	2006	2007	2006	2007

Net sales	378	0	247	74	78	85	703	159
Operating result (EBIT)*	31	2,778	22	109	6	13	59	2,900
Income after taxes	21	2,044	12	103	2	7	35	2,154
Gross cash flow*	64	(10)	27	14	10	10	101	14
Net cash flow*	64	7	26	26	0	5	90	38
Net investing cash flow	(29)	3,748	(10)	922	(2)	(2)	(41)	4,668
Net financing cash flow	(35)	(3,755)	(16)	(948)	2	(3)	(49)	(4,706)

*	for definition see Bayer Group Key Data on page 2
Related parties
In the course of the operating business, materials, inventories and services are sourced from a large number of business partners around the world. These include companies in which an interest is held, and companies with which members of the Supervisory Board of Bayer AG are associated. Transactions with these companies are carried out on an arm’s-length basis. Business with such companies was not material from the viewpoint of the Bayer Group. The Bayer Group was not a party to any transaction of an unusual nature or structure that was material to it or to companies or persons closely associated with it, nor does it intend to be party to such transactions in the future.

Interim Report as of March 31, 2007
Business transactions with companies included in the consolidated financial statements at equity, or at cost less impairment charges, mainly comprised trade in goods and services. The value of these transactions was, however, immaterial from the point of view of the Bayer Group. The same applies to financial receivables and payables vis-à-vis related parties.
Other information
The Annual Stockholders’ Meeting on April 27, 2007 approved the dividend proposed by the Board of Management and Supervisory Board of €1.00 per share for fiscal 2006.
The stockholders also ratified the actions of the members of the Board of Management and the Supervisory Board.
The terms of office of all Supervisory Board members ended at the close of the 2007 Annual Stockholders’ Meeting. In addition to the previous Supervisory Board members Dr. Paul Achleitner, Prof. Dr.-Ing. h.c. Hans-Olaf Henkel, Dr. Klaus Kleinfeld, Dr. Manfred Schneider, Dr. Ekkehard D. Schulz, Dr.-Ing. h.c. Jürgen Weber and Prof. Dr. Dr. h.c. Ernst-Ludwig Winnacker, the Annual Stockholders’ Meeting elected Dr. Clemens Börsig, Chairman of the Supervisory Board of Deutsche Bank Aktiengesellschaft, Dr. Helmut Panke, former Chairman of the Board of Management of BMW Aktiengesellschaft, and Dr. Klaus Sturany, member of the Board of Management of RWE Aktiengesellschaft, as stockholders’ representatives on the Supervisory Board. They will hold office until the conclusion of the Annual Stockholders’ Meeting that resolves on the ratification of the actions of the members of the Supervisory Board for the 2011 fiscal year. In addition to the previous Supervisory Board members Willy Beumann, Karl-Josef Ellrich, Dr.-Ing. Thomas Fischer, Peter Hausmann, Rainer Hoffmann, Petra Kronen, Hubertus Schmoldt and Thomas de Win, the employee delegates’ assembly elected Oliver Zühlke and André Krejcik as employees’ representatives on the Supervisory Board.
The existing Authorized Capital ii was revoked and new Authorized Capital ii created with the option of excluding subscription rights; Section 4, Paragraph 3 of the Articles of Incorporation (Capital Stock) was amended accordingly.
Due to the expiration of the authorization given by the previous Annual Stockholders’ Meeting, the Board of Management was again authorized to purchase and sell company shares subject to exclusion of subscription rights.
The Annual Stockholders’ Meeting approved the Control Agreement between Bayer AG and Bayer Schering GmbH.
PricewaterhouseCoopers Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Essen, Germany, was appointed as auditor for the 2007 fiscal year as well as for the audit review of the semi-annual financial report for the 2007 fiscal year.
Leverkusen, May 2, 2007
Bayer Aktiengesellschaft
The Board of Management

Masthead
Published by
Bayer AG, 51368 Leverkusen, Germany
Editor
Ute Bode, phone ++49 214 30 58992, email: ute.bode.ub@bayer-ag.de
English edition
Bayer Industry Services GmbH & Co. OHG, Central Language Service
Investor Relations
Peter Dahlhoff, phone ++49 214 30 33022, email: peter.dahlhoff@bayer-ag.de
Orders/Distribution
Michael Heinrich, phone ++49 214 30 57546, email: serviceline@bayer-ag.de
Date of publication
May 8, 2007
Many business and financial terms are explained on the Bayer Investor Relations website at
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Forward-Looking Statements
This Annual Report contains forward-looking statements. These statements use words like “believes,” “assumes,” “expects” or similar formulations. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, assets, development or performance of our company and those either expressed or implied by these statements. These factors include, among other things:
•	downturns in the business cycle of the industries in which we compete;

•	new regulations, or changes to existing regulations, that increase our operating costs or otherwise reduce our profitability;

•	increases in the price of our raw materials, especially if we are unable to pass these costs along to customers;

•	loss or reduction of patent protection for our products;

•	liabilities, especially those incurred as a result of environmental laws or product liability litigation;

•	fluctuation in international currency exchange rates as well as changes in the general economic climate; and

•	other factors identified in this Annual Report.
These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). In view of these uncertainties, we caution readers not to place undue reliance on these forward-looking statements. We assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.
Important Information from Bayer AG:
This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Bayer Schering Pharma AG (formerly Schering AG). Bayer Schering GmbH (formerly Dritte BV GmbH) filed a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory compensation offer on November 30, 2006, the time of commencement of the mandatory compensation offer. Simultaneously Bayer Schering Pharma AG (formerly Schering AG) filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the mandatory compensation offer. Investors and holders of shares and American depositary shares of Bayer Schering Pharma AG (formerly Schering AG) are strongly advised to read the tender offer statement and other relevant documents regarding the mandatory compensation offer that have been filed or will be filed with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Bayer Schering Pharma AG (formerly Schering AG) will be able to receive these documents free of charge at the SEC’s website (www.sec.gov), or at the website www.bayer.com.
These documents and information contain forward-looking statements based on assumptions and forecasts made by Bayer Group management as of the respective dates of such documents. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Bayer Group and/or Bayer Schering Pharma AG (formerly Schering AG) and the estimates contained in these documents and to differences between actions taken by the Bayer Group with respect to its investment in Bayer Schering Pharma AG (formerly Schering AG) and the intentions described in these documents. These factors include those discussed in reports filed with the Frankfurt Stock Exchange and in our reports filed with the U.S. Securities and Exchange Commission (including on Form 20-F). All forward-looking statements in these documents are made as of the dates thereof, based on information available to us as of the dates thereof. Except as otherwise required by law, we assume no obligation to update or revise any forward-looking statement to reflect new information, events or circumstances after the applicable dates thereof.
The names “Bayer Schering Pharma” or “Schering” as used in this publication always refer to Bayer Schering Pharma AG, Berlin, Germany, or its predecessor, Schering AG, Berlin, Germany, respectively.
Please note that Bayer Schering Pharma AG is not legally related to Schering-Plough Corporation, New Jersey, United States. The two companies have been totally independent of each other for many years.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYER AKTIENGESELLSCHAFT (Registrant)
By:	/s/ Dr. Roland Hartwig
	Name:	Dr. Roland Hartwig
	Title:	General Counsel

By:	/s/ ppa. DR. ARMIN BUCHMEIER
	Name:	Dr. Armin Buchmeier
	Title:	Senior Counsel

Date: May 10, 2007